Exhibit 1.01
Conflict Minerals Report
of Cornerstone Building Brands, Inc.
for the Reporting Period January 1, 2023 to December 31, 2023
Introduction
This is the Conflict Minerals Report of Cornerstone Building Brands, Inc. (“Cornerstone Building Brands”, together with its subsidiaries, unless the context requires otherwise, the “Company,” “we,” “us” or “our”) for the reporting period January 1, 2023 to December 31, 2023 (“2023”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).
Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (collectively, “3TGs”) or (ii) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC (collectively referred to as the “Covered Countries”).
If a registrant either (i) determines that any of its necessary conflict minerals originated in a Covered Country and are not from recycled or scrap sources or (ii) has reason to believe that its necessary conflict minerals may have originated in Covered Country and has reason to believe that they may not be from recycled or scrap sources, the registrant must exercise due diligence on the source and chain or custody of its conflict mineral that conforms to a nationally or internationally recognized due diligence framework. If, as a result of that due diligence, the registrant is not able to establish that its necessary conflict minerals did not originate in a Covered Country or if the registrant determines that its necessary conflict minerals did not come from recycled or scrap sources, then the registrant must file a Conflicts Mineral Report on a specialized disclosure report on Form SD describing the measures taken to exercise due diligence on the source and chain of custody of the conflict minerals.
As discussed in greater detail below, we determined that 3TGs were necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during 2023 (“Covered Products”). Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in our Covered Products originated in the Covered Countries. In accordance with Rule 13p-1, we then performed due diligence on the source and chain of custody of the 3TGs.
Company Overview
Cornerstone Building Brands is a leading exterior building products manufacturer by sales in North America and serves residential and commercial customers across new construction and the repair and remodel end markets. The Company is organized into three reportable segments: Aperture Solutions, Surface Solutions and Shelter Solutions.
Our Aperture Solutions reportable segment offers a broad line of windows and doors at multiple price-points for residential new construction and repair and remodel end markets in the U.S. and Canada. Its main products include vinyl, aluminum, wood-composite and aluminum clad-wood windows and patio doors, as well as steel, wood-composite and fiberglass entry doors.
Our Surface Solutions reportable segment offers a broad suite of surface solutions products and accessories at multiple price-points for the residential new construction and repair and remodel end markets as well as stone installation services. Its main products include vinyl siding and accessories, cellular polyvinyl chloride trim, vinyl fencing and railing, stone veneer and gutter protection products.
Our Shelter Solutions reportable segment designs, engineers, manufactures and distributes extensive lines of metal products for the low-rise commercial construction market under multiple brand names and through a nationwide network of manufacturing plants and distribution centers.

Reasonable Country of Origin Inquiry
We conducted an analysis of our products and identified that 3TGs may be found in Covered Products, and that such 3TGs are necessary to the functionality or production of those Covered Products. Therefore, we are subject to the reporting obligations of Rule 13p-1. In accordance with Rule 13p-1, we performed due diligence to determine the source and chain of custody of those 3TGs.
To determine whether 3TGs in our Covered Products originated in Covered Countries, we engaged Assent Compliance (“Assent”), a third party service provider, to assist in reviewing our supply chain. A list composed of suppliers of Covered Products was provided to Assent for upload to the Assent Compliance Manager tool (“ACM”). It was determined impractical to filter this list further to exclude some possibly irrelevant suppliers because the presence or absence of conflict minerals could not be definitively determined in all parts supplied to us for our products.
We then conducted a survey of identified suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative. The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a supplier’s supply chain. It includes questions regarding the supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters in use. In addition, the CMRT contains questions about the origin of conflict minerals included in the supplier’s products, as well as the supplier’s due diligence.
We surveyed our manufacturing supply chain and sent a CMRT to our identified suppliers. For 2023, over 90% of our suppliers surveyed have provided responses. While many of these responses indicated that the products supplied did not contain any 3TGs or did not contain any 3TGs that originated from the Covered Countries, some of the suppliers were uncertain of the origin of the minerals they supplied.
During the supplier survey, suppliers were contacted via the ACM with the request to complete and upload their completed CMRT. The CMRT asks the supplier whether any of the 3TGs used are necessary to the functionality or production of their products, which eliminates some irrelevant suppliers. The supplier list is also periodically reviewed to ensure that irrelevant or “out of scope” suppliers are removed from the survey process. The program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT.
All submitted forms are accepted and reviewed before being classified as valid or invalid. Suppliers are contacted in regard to invalid forms, are encouraged to resubmit a valid form, and are provided the necessary guidance and support required.
Due to the breadth and complexity of our products and supply chain, it takes time for many suppliers to verify the origin of the 3TGs that they supplied, and those suppliers may not succeed in determining the origin of all such minerals. Based on the RCOI results, it is possible that some of the 3TGs contained in our Covered Products may have originated from the Covered Countries; therefore, in accordance with Rule 13p-1, we performed due diligence on the source and chain of custody of the 3TGs in question.
Due Diligence
Design of Due Diligence
We designed due diligence measures to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“the Guidance”) and the related Supplements for gold, tin, tantalum and tungsten. The Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step.
We are a downstream purchaser of items that may contain conflict minerals, many steps removed from the mining of 3TGs. Many suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, we do not purchase raw ore or unrefined minerals or make purchases directly from the Covered Countries. The origin of the 3TGs cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1” direct suppliers to provide information with respect to the origin of the 3TGs contained in the components and materials supplied to us. However, RCOI and due diligence measures can provide only reasonable - not absolute - assurance regarding the source and chain of custody of the necessary conflict minerals. Our RCOI and due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.
Step 1: Establish Strong Company Management Systems
Internal Compliance Team
We established a cross-functional conflict minerals compliance team comprising representatives from the purchasing, legal and finance teams. This team is responsible for implementing our conflict minerals compliance strategy.
We also used Assent to assist with evaluating supply chain information regarding 3TGs and in the development and implementation of additional due diligence steps that were undertaken with suppliers in regards to conflict minerals.
Supplier Engagement
We engage with suppliers directly to request that they complete a CMRT for the products that they supply to us. With respect to the OECD requirement to strengthen engagement with suppliers, we have worked with Assent to implement a procedure that includes supplier engagement escalation, such as one-on-one communications and corrective actions.
Maintain Records
We have adopted a policy to retain relevant documentation for a period of five years, and we implemented a document retention policy through Assent to retain conflict minerals related documents, including supplier responses to CMRTs. We store all the information and findings from this process in a format that can be audited by internal or external parties.
Step 2: Identify and Assess Risks in the Supply Chain
Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of supply chain, it is difficult to identify actors upstream from identified direct suppliers. Risks are identified automatically in the ACM based on criteria established for supplier responses. These risks are addressed by contacting the suppliers, gathering pertinent data and performing an assessment of the suppliers’ conflict minerals status.
The primary risk identified with respect to 2023 related to the nature of the responses received. Many of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for 3TGs in the components supplied to us. Additionally, many suppliers indicated that they received information regarding their supply chains from less than 100% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.
In accordance with OECD Guidelines, it is important to understand, identify and assess risk levels associated with conflict minerals in the supply chain. Smelters or refiners and their conflict-free status are important to assessing risk. Certain responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. The facilities listed in the responses were compared to the list of smelters and refiners maintained by the Responsible Minerals Initiative (the “RMI”) to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during 2023. Due to the provision of primarily supplier-level CMRTs, the connection of reported smelters or refiners to our products cannot be confirmed.

Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned a risk of high, medium or low based on five scoring criteria:
•Geographic proximity to the DRC and covered countries;
•Responsible Minerals Assurance Process (“RMAP”) audit status;
•Known mineral source country of origin;
•Peer Assessments conducted by credible third-party sources;
•Known or plausible evidence of unethical or conflict sourcing.
As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. Through Assent Compliance, submissions that include any red flag facilities immediately produce a receipt notifying the supplier of the red flag, so they can take their own risk mitigation actions. Additionally, due diligence outreach is performed for suppliers reporting high risk smelters, instructing the supplier to take their own risk mitigation actions and follow the necessary steps per the OECD Guidance.
Additionally, suppliers are evaluated on program strength, further assisting in identifying risk in the supply chain. Evaluating and tracking the strength of the program meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses.
Step 3: Design & Implement a Strategy to Respond to Risks
We have developed processes to assess and respond to identified risks. In response to this risk assessment, we have a risk management process through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to nonresponsive suppliers to outline the importance of a response via the submission of a completed CMRT and to outline the required cooperation for compliance with the conflict minerals rule.
Based on the criteria described in step two above, certain facilities have been identified as being of highest concern to the supply chain. When these facilities were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. CMRT submissions that include any of the identified facilities immediately produced a receipt instructing the supplier to take their own risk mitigation actions.
As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain.
Step 4: Independent Third Party Audit of Supply Chain Due Diligence
We do not have a direct relationship with 3TGs smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.
Step 5: Public Reporting on Supply Chain Due Diligence
We have published this report in the Investor Relations section of our website (https://investors.cornerstonebuildingbrands.com/financial-info/sec-filings). Other information found on or accessed through our website is not considered part of this report and is not incorporated by reference herein. We have also publicly filed this report with the SEC.
Due Diligence Results
For 2023, polling increased versus prior year and we had an improvement in our CMRT form survey response rate, receiving responses from more than 90% of the suppliers surveyed. As part of the process, the final CMRT submissions were reviewed and validated to ensure no inconsistencies or gaps in data were found.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from all our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or to identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in a Covered Country and are not from recycled or scrap sources. Using our supply chain due diligence processes, we will continue to actively engage with its suppliers to further develop transparency within our supply chain.
Risk Mitigation Improvement Program
We intend to undertake the following next steps to improve our due diligence process and to gather additional information which will assist us in determining whether the conflict minerals utilized benefit armed groups contributing to human rights violations. These steps include:
•continuing to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•continuing to evaluate all received supplier CMRT forms and evaluating, based on risk, for further due diligence procedures;
•continuing to closely work with our third-party conflict minerals service provider to obtain CMRTs on a product-specific basis to enable us to determine which smelters and refiners actually process 3TGs contained in our products;
•continuing to closely engage with our suppliers and provide suppliers with more information and training resources regarding responsible sourcing of 3TGs; and
•gaining further understanding of the impediments faced by those of our suppliers that are not able to definitively state their conflict mineral sourcing statuses.
Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements, which are based on the Company’s current assumptions and expectations. These statements are typically accompanied by the words “believe,” “continue,” “could,” “goal,” “intend,” “may,” “objective,” “plan,” “possible,” “should,” “will” or similar words. The principal forward-looking statements in this report include the Company’s expected refinements to its 3TG compliance program.
All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although the Company believes there is a reasonable basis for the forward-looking statements, the Company’s actual results could be materially different. The most important factors which could cause the Company’s actual results to differ from its forward-looking statements are (a) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect vendors on a timely basis or at all, (b) changes in the conflict minerals rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the Covered Countries, the U.S. or elsewhere, and (c) those factors set forth in the Company’s description of risk factors in Item 1A of the Company’s Form 10-K for the fiscal year ended December 31, 2023, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and the Company’s does not undertake any obligation to update any forward-looking statement.